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davidhearth@paulhastings.com

March 25, 2021

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Re:	Litman Gregory Funds Trust (File Nos.: 811-07763)

Ladies and Gentleman:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Ms. Alison T. White of the staff of the Securities and Exchange Commission (the “Staff”) on March 17, 2021, with respect to the Registrant’s preliminary proxy statement (the “Proxy Statement”), which contains proposed disclosure related the solicitation of proxies for a new investment advisory agreement with respect to each series of the Registrant and the election of trustees.

The Staff’s comments are set forth below in bold typeface for your reference. Page references in the text of this response letter correspond to page numbers from the Proxy Statement. Capitalized terms have the meanings ascribed to them in the Proxy Statement unless otherwise noted. Revised disclosure intended to address these comments will be included in a definitive proxy statement to be filed on or about the same date as the filing of this response letter. We have consulted with the Registrant in preparing and submitting this response letter.

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The Registrant’s responses to the Staff’s comments are as follows:

1.

Comment: At the end of the shareholder letter there is a statement that no shareholder action is needed with respect to the sub-advisory agreements. Please also briefly state why no shareholder action is needed.

Response: Comment accepted. The Registrant has added a statement explaining that its manager-of-managers exemptive order granted by the Securities and Exchange Commission permits the Advisor, subject to the approval of and oversight by the Board, to enter into sub-advisory agreements with sub-advisors with which it is not affiliated without shareholder approval.

2.

Comment: At the top of page 7 in the background question and answer section, there is a statement that the election of additional trustees would provide the board additional flexibility in filling future vacancies. Please add an explanation why electing trustees now would provide that flexibility later.

Response: Comment accepted. The Registrant has added that explanation similar to the reason stated in the second paragraph under Proposal 2.

3.

Comment: On page 10 under “What vote is required?” please explain that electing trustees with a plurality of votes means that it could be possible for a trustee to be elected with as little as a single vote if there are no other nominees.

Response: Comment accepted. The Registrant has added that explanation.

4.	Comment: On page 15, under information about the Advisor, please add disclosure required by Item 22(c)(10) of Schedule 14A about similar funds.

Response: Comment acknowledged. The Advisor does not manage any similar funds as an adviser or sub-adviser and, therefore, that disclosure is not applicable.

5.	Comment: On page 18, under “Investment Results,” please explain why the Board believed it was appropriate to focus on longer term performance as oppose to short-term results.

Response: Comment accepted. As stated throughout the prospectus for the Registrant, the Advisor focuses on those sub-advisors and strategies that have the potential to perform well over a full market cycle rather than seeking only short-term performance. The Registrant has added disclosure to that paragraph to state that the Independent Trustees focus on longer-term performance because it is the Advisor’s objective to hire Sub-Advisors who it believes can deliver strong market cycle returns when taking risk into account

6.

Comment: On page 18, also under “Investment Results,” please disclose what the Board concluded about the performance of the relatively new SBH Focused Small Value Fund and the Oldfield International Value Fund where only shorter-term results were available.

Response: Comment accepted. The Registrant has added disclosure to that paragraph to state that the Board viewed the available short-term performance for those Funds as satisfactory but of limited value given their relatively recent commencement of operations.

7.

Comment: On page 20, at the end of the section entitled “Board Recommendation for Approval” please describe any factors weighing against approval of Proposal 1 in order to provide a more balanced disclosure.

Response: Comment acknowledged. The Board did not identify any material factors that would weigh against approval of proposal. The Registrant will add disclosure to that effect.

8.	Comment: Under proposal 2, please describe the Board’s process for selecting nominees and the factors considered.

Response: Comment accepted. Disclosure has been added as a new paragraph to describe that process and the Board’s considerations, similar to the following: The Board’s Nominating Committee, which is composed exclusively of Independent Trustees, identified possible candidates through its own connections as well as soliciting any recommendations for possible candidates from the Advisor, iMGP and other sources. The Nominating Committee identified the skills, attributes, characteristics and types of experience and expertise that it sought in possible nominees as additional trustees. The Nominating Committee then interviewed a number of candidates and deliberated in making the nominations included in this Proxy Statement. The consensus of the Nominating Committee was that each nominee has investment management industry or other financial experience, board experience and other qualifications that would be useful to the Board in fulfilling its fiduciary responsibilities to the Funds and their shareholders. The full Board approved the nominations recommended by the Nominating Committee. One of the nominees is a currently serving Independent Trustee for the Trust.

9.	Comment: On page 22, please explain why the footnote under the table of nominees is good disclosure.

Response: Comment acknowledged. The Registrant considers it appropriate to confirm that it has made an assessment of the independence of each nominee rather than automatically designating a nominee as independent without due consideration. For that reason, the Registrant prefers to retain that disclosure.

10.	Comment: On page 27, please supplementally explain why the Nominating Committee held no meetings in 2020 given the presentation of Proposal 2 in this Proxy Statement.

Response: Comment acknowledged. All of the Nominating Committee’s activities with respect to the nominees named in this Proxy Statement have occurred this year.

11.

Comment: On page 27, please state whether the Nominating Committee has a charter. Please also provide that charter as an exhibit or in a link to the Registrant’s website as required by Item 22(b)(15) and Instruction 2 to Item 407(c)(2)(i) of Regulation S-K. Please also disclose the Nominating Committee’s procedure for considering nominees as required by Item 407(c)(2)(iv) of Regulation S-K.

Response: Comment accepted. Disclosure has been added to that section confirming that the Nominating Committee has a charter and disclosing the procedures for candidates provided shareholders. The Registrant’s website will post that charter by the time the definitive proxy statement is sent to shareholders. The additional disclosure will be similar to the following:

The Nominating Committee has adopted a Charter. That Charter can be viewed here: www.partnerselectfunds.com/fund-literature/

As noted in that Charter, the Committee will consider any candidate for Trustee recommended by a current shareholder if the Committee is required by law to do so. Any such recommendation shall be submitted in writing to the Trust’s offices and must contain sufficient background information concerning the candidate to enable the Committee to make a proper judgment as to the candidate’s qualifications. The Committee, however, is not required to solicit recommendations from the Trust’s shareholders. The Committee has not established specific, minimum qualifications that must be met by an individual for the Committee to recommend that individual for nomination as a Trustee.

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Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
PAUL HASTINGS LLP

cc:	Litman Gregory Fund Advisors, LLC

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